Exhibit 99.1

Hailiang Education Group Inc. Reports Financial Results for The First Six Months of Fiscal Year 2020

HANGZHOU, China, March 24, 2020 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) (“Hailiang Education”, the “Company” or “we”), an education and management service provider of primary, middle, and high schools in the PRC, today announced its financial results for the first six months of fiscal year 2020 ended December 31, 2019.

“We are very pleased to build a one-stop K-12 education integrated service platform by providing excellent basic, international education program and ancillary education services, delivering solid performance results. For the first six months of fiscal year 2020, our revenue was RMB736.7 million, increased by 12.9% from RMB652.7 million. Our net profit was RMB197.6 million, increased by 52.5% from RMB129.6 million. The increase was primarily due to the continued growth of tuition of our affiliated schools and the expansion of our study trips and overseas study consulting services. Furthermore, our earning capability continued to grow. For the first six months of fiscal year 2020, our gross profit margin was 32.3% and net profit margin was 26.8%, increased from 30.3% and 19.9%, respectively, compared to the same period last year.” commented Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education.

Mr. Wang continued, “The outbreak of COVID-19[1] has caught the world off guard. Schools in many regions were ordered by the government to postpone the spring semester of 2020 or to suspend their ongoing classes. At present, it is estimated that the epidemic will have a negative impact on the operations of our study trip services and onsite educational training services. Besides, since there is still uncertainty about the beginning and ending time of the spring semester, we are evaluating the impact on the revenue recognition of K-12 educational services. We will continually monitor the development of the epidemic, assess the impact on our financial position and financial performance, orderly prepare for back-to-school in accordance with government directives, and timely disclose the impact of the outbreak on our financial position and operations. On the other hand, online education services have thrived during the outbreak of COVID-19. Relying on our abundant educational resources, outstanding facility capabilities, and technical advantages across our affiliated and management schools, we launched ‘Hailiang VIP Cloud Virtual Classroom’ in February 2020. As of February 29, 2020, more than 2,000 teachers and nearly 38,000 students were participating in the online live classes. Online education services are not just a countermeasure for this emergency, but we intend that it will be a growing and long-lasting creative initiative to supplement the way that we deliver quality innovative K-12 educational services.”

Overview of Recent Operations

As of December 31, 2019, Hailiang Education sponsored and managed 38 schools, with an aggregate number of 67,821 students enrolled. As of December 31, 2019, we had 2,129 teachers and educational staff in our affiliated schools. To better recruit, develop and retain talents, we founded Cadre Army Academy and Excellent Teacher Development Academy in April 2019 and August 2019, respectively. These academies provide professional training programs to our staff, and we expect to cultivate outstanding school administrators and professional teaching staff.

Our efforts to deliver quality education were reflected by our students’ academic accomplishment. As of February 29, 2020, 198 students from the 2020 graduating class of our international programs have received more than 500 offers, approximately 65% of these students received offers from global top 100 universities. In addition, our students have received remarkable achievements in Academic Competition, including competitions in mathematics, physics, chemistry, biology and computer science. Our students were awarded four national gold medals and two national silver medal, and five provincial first-prize, 18 provincial second-prize and 25 provincial third-prize.

Hailiang Education adheres to the hybrid development strategy, which combines asset-light mode, with self-construction and strategic acquisitions. As of the reporting date, one affiliated school and two managed schools are expected to start operations in September 2020.

	Six Months Ended December 31,
(RMB millions, except per share data)	2019	2018	% Change
Revenue	736.7	652.7	12.9%
Gross Profit	237.8	197.7	20.3%
Gross Margin	32.3%	30.3%	2.0	pp*
Operating Profit	240.8	165.2	45.8%
Operating Margin	32.7%	25.3%	7.4	pp*
Net Profit	197.6	129.6	52.5%
Net Profit Margin	26.8%	19.9%	6.9	pp*
Earnings per Share	0.49	0.29	69.0%

*Note: pp represents percentage points

Financial Highlights for the First Six Months of Fiscal Year 2020

•	Revenue was RMB736.7 million (US$105.8 million), an increase of 12.9% from RMB652.7 million for the same period last year.

•	Gross profit was RMB237.8 million (US$34.2 million), an increase of 20.3% from RMB197.7 million for the same period last year.

•	Gross margin was 32.3% compared with 30.3% for the same period last year.

•	Net profit was RMB197.6 million (US$28.4 million), an increase of 52.5% from RMB129.6 million for the same period last year.

•	Net profit margin was 26.8% compared with 19.9% for the same period last year.

•	Basic and diluted earnings per share were RMB0.49 (US$0.07) compared with RMB0.29 for the same period last year.

Operational Highlights for the First Six Months of Fiscal Year 2020

•	As of December 31, 2019, the scale of the Company’s school network was expanded to 38 schools, 10 of which were affiliated schools that we sponsored and 28 of which were managed schools that we provided education and management services. The aggregate number of enrollments in both our affiliated and managed schools were 67,821 students, an increase of 10.9% for the same period last year.

•	As of December 31, 2019, the total enrollment of students in our affiliated schools we sponsored was 23,630, an increase of 4.6% for the same period last year.

•

As of December 31, 2019, the number of students enrolled in the basic educational programs of our affiliated schools were 18,752, an increase of 4.0% from 18,034 as of December 31, 2018. The number of students enrolled in the international programs of our affiliated schools was 4,878, an increase of 7.1% from 4,555 as of December 31, 2018.

•	As of December 31, 2019, there is an aggregate of 2,129 teachers and educational staff in our affiliated schools, which includes 133 senior teachers, 15 golden Olympiad competition training coaches, 70 full-time foreign teachers, and 258 teachers with masters or doctoral degrees.

Financial Results for the First Six Months of Fiscal Year 2020

Revenue

Revenue was RMB736.7 million (US$105.8 million), an increase of 12.9% from RMB652.7 million for the same period last year.

The table below sets forth a breakdown of our total revenue:

	Six Months Ended December 31,
(RMB millions)	2019	2018	% Change
K-12 educational services	624.5	544.1	14.8%
Basic educational program	411.8	355.1	16.0%
International program	212.7	189.0	12.5%
Educational training services	43.4	59.8	-27.4%
Study trip services	43.1	26.5	62.6%
Education and management services	17.4	16.9	3.0%
Others	8.3	5.4	53.7%
Total revenue	736.7	652.7	12.9%

Revenue from K-12 educational services was RMB624.5 million (US$89.7 million), an increase of 14.8% from RMB544.1 million for the same period last year, primarily due to a 4.6% increase of the number of students enrolled and a 9.7% increase in average tuitions.

Revenue from the basic educational program was RMB411.8 million (US$59.1 million), an increase of 16.0% from RMB355.1 million for the same period last year. Revenue from the international program was RMB212.7 million (US$30.6 million), an increase of 12.5% from RMB189.0 million for the same period last year.

Revenue from educational training services was RMB43.4 million (US$6.2 million), a decrease of 27.4% from RMB59.8 million for the same period last year, mainly due to the decrease of the number of students enrolled in managed schools’ educational training program since we stopped the educational training business in Jiangxi Province.

Revenue from study trip services was RMB43.1 million (US$6.2 million), an increase of 62.6% from RMB26.5 million for the same period last year, mainly derived from the increase in the number of students participating in study trips.

Revenue from education and management services was RMB17.4 million (US$2.5 million), a slight increase of 3.0% from RMB16.9 million for the same period last year. We provided various education and management services to schools located in Jiangxi, Zhejiang, Jiangsu, Hubei and Shandong provinces.

Other revenue was RMB8.3 million (US$1.2 million), an increase of 53.7% from RMB5.4 million for the same period last year, mainly derived from the increased number of students in international program enrolled in overseas study consulting services.

Cost of Revenue

Cost of revenue was RMB498.9 million (US$71.7 million), an increase of 9.6% from RMB455.0 million for the same period last year. The increase was primarily due to increased compensation levels of employees and increased cost related to study trip services.

Gross Profit and Gross Margin

Gross profit was RMB237.8 million (US$34.2 million), an increase of 20.3% from RMB197.7 million for the same period last year.

Gross margin was 32.3% compared to 30.3% for the same period last year. The increase in gross margin was mainly due to the increase in student enrollments and average tuition.

Other income, net

Other income, net was RMB49.8 million (US$7.2 million), an increase of 403.0% from RMB9.9 million for the same period last year, which was mainly driven by an increase in government grants of discretionary and non-conditional subsidies we received from local government.

Operating expenses

Operating expenses were RMB46.7 million (US$6.7 million), an increase of 9.9% from RMB42.5 million for the same period last year.

Selling expenses were RMB15.1 million (US$2.2 million), an increase of 52.5% from RMB9.9 million for the same period last year. The increase was mainly attributable to the increasing sales commission payment related to educational training services.

Administrative expenses were RMB31.6 million (US$4.5 million), a slight decrease of 3.1% from RMB32.6 million for the same period last year.

Finance income

Finance income was RMB13.9 million (US$2.0 million), an increase of 11.2% from RMB12.5 million for the same period last year, which was primarily due to an increase in the interest income derived from term deposits held at a related party finance entity.

Finance costs

Finance costs were RMB3.9 million (US$0.6 million), which represent the interest portion of operating lease payment upon the adoption of IFRS 16.

Income tax expenses

Income tax expenses were RMB53.1 million (US$7.6 million) compared with RMB48.0 million for the same period last year. The increase was mainly driven by the growth of educational services that were subject to income tax.

Net Profit

Net profit was RMB197.6 million (US$28.4 million), an increase of 52.5% compared to RMB129.6 million for the same period of last year.

Basic and Diluted Earnings per share

Basic and diluted earnings per share were RMB0.49 (US$0.07) compared to basic and diluted earnings per share of RMB0.29 for the same period last year.

Cash Flow

Net cash provided by operating activities was RMB476.1 million (US$68.4 million), a decrease of 26.4% from RMB646.9 million for the same period last year. The decrease was mainly due to more income taxes and labor costs paid during this year and a larger amount of the tuition of fiscal year 2020 received before June 30, 2019 compared with the same period last year. Net cash used in investing activities was RMB457.1 million (US$65.7 million) compared with RMB211.5 million for the same period last year. The increase was mainly due to the prepayment of lease rentals and partially offset by the increase of term deposits withdrawn upon the maturity from a related party finance entity compared with the same period last year. Net cash used in financing activities was RMB51.8 million (US$7.4 million), compared with RMB7.3 million for the same period last year, and the increase was mainly due to more dividends paid by a subsidiary of HLG to non-controlling interests and loan repayment to a related party.

Balance Sheet

As of December 31, 2019, the Company had cash and cash equivalents of RMB228.2 million (US$32.8 million), compared to RMB260.7 million as of June 30, 2019. As of December 31, 2019, the Company had cash deposit and term deposits held at a related party finance entity of RMB216.5 million (US$31.1 million) and RMB1,260.9 million (US$181.1 million), respectively. The cash deposit and term deposits held at a related party finance entity as of June 30, 2019 was RMB223.5 million and RMB1,387.1 million, respectively.

We have adopted IFRS 16 in the financial reporting period commencing July 1, 2019 and elects to use the modified retrospective approach. Therefore, comparative information has not been restated. As allowed by IFRS 16, we use the practical expedient to grandfather the previous assessment of which existing arrangements are, or contain leases. We apply the new definition of a lease in IFRS 16 only to contracts that are entered into on or after the date of initial application. In addition, short-term leases and leases of low-value assets are not elected for IFRS 16 adoption.

As at July 1, 2019, we recognized future lease payments and the corresponding right-of-use assets amounting to RMB411.1 million upon the initial adoption of IFRS 16, the majority of which related to the campus rental agreement with Hailiang Education Investment Group Ltd. (“Hailiang Investment”), a related party controlled by Mr. Feng. Per the supplementary contracts with Hailiang Investment regarding the lease of campuses in Zhuji city signed on September 6, 2019, we paid rental leases of RMB529.8 million for the remaining 18 years’ rental period. Right-of-use assets of RMB530.4 million (US$76.2 million) and lease liabilities of RMB17.9 million (US$2.6 million) were recognized as of December 31, 2019.

Exchange Rate

This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

Conference Call

The Company expects to host its conference call for the financial results of the first six months of fiscal year 2020 at 9:00 am Eastern Time (6:00 am Pacific Time/9:00 pm Beijing Time) on Wednesday March 25, 2020. To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, ask for “Hailiang Education Group/HLG.”

Conference Call
Date:	March 25, 2020
Time:	9:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Hailiang Education Group/HLG

Please dial in at least fifteen minutes before the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available beginning approximately one hour after the end of the live call through April 1, 2020. The audio replay can be accessed by dialing +1-877-344-7529 within the United States or +1-412-317-0088 internationally and entering access code No. 10140637.

A live webcast and archive of the conference call will be available at http://ir.hailiangedu.com.

[1] COVID-19 (Coronavirus disease) is a new strain that was discovered in 2019 and has not been previously identified in humans. Common signs of infection include respiratory symptoms, fever, cough, shortness of breath and breathing difficulties. In more severe cases, infection can cause pneumonia, severe acute respiratory syndrome, kidney failure and even death. The above definition is taken from the World Health Organization.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students’ life, study, and development. Hailiang Education adapts its education services based upon its students’ individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual programs including Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has also formed an extensive cooperative network with more than 200 educational institutions and universities globally. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:

Mr. Litao Qiu

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

(Amounts in thousands, except per share data)

	For Six Months Ended
	December 31,		December 31,
	2019		2018
	RMB	USD	RMB
Revenue	736,676	105,817	652,715
Cost of revenue	(498,878)	(71,659)	(454,983)

Gross profit	237,798	34,158	197,732
Other income, net	49,785	7,151	9,866
Selling expenses	(15,124)	(2,172)	(9,877)
Administrative expenses	(31,645)	(4,546)	(32,553)

Operating profit	240,814	34,591	165,168
Finance income	13,878	1,993	12,463
Finance costs	(3,910)	(562)	-

Profit before tax	250,782	36,022	177,631
Income tax expenses	(53,145)	(7,634)	(48,049)

Net profit for the period	197,637	28,388	129,582
Profit attributable to:
Net profit attributable to the group’s shareholders	201,944	29,007	119,922
Net (loss)/profit attributable to non-controlling interests	(4,307)	(619)	9,660

Other comprehensive income	1,223	176	3,223
Total comprehensive income	198,860	28,564	132,805
Comprehensive income attributable to:
Comprehensive income attributable to the group’s shareholders	203,167	29,183	123,145
Comprehensive (loss)/income attributable to non-controlling interests	(4,307)	(619)	9,660

Earnings per share
Basic earnings per share	0.49	0.07	0.29
Diluted earnings per share	0.49	0.07	0.29

Weighted average shares outstanding
Basic	412,450,256	412,450,256	412,450,256
Diluted	412,450,256	412,450,256	412,450,256

Hailiang Education Group Inc.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in thousands)

	As of December 31,		As of June 30,
	2019		2019
	RMB	USD	RMB
Assets
Property and equipment, net	625,084	89,788	620,623
Intangible assets and goodwill, net	98,860	14,200	99,525
Right-of-use assets	530,435	76,192	-
Contract costs	13,963	2,006	9,899
Prepayments to third party suppliers	69	10	94
Deferred tax assets	252	36	-
Non-current assets	1,268,663	182,232	730,141

Trade receivables	6,250	897	-
Other receivables due from related parties	87,834	12,617	91,674
Other current assets	47,628	6,841	31,706
Term Deposits held at a related party finance entity	1,260,880	181,114	1,387,094
Restricted bank deposits	1,600	230	1,613
Cash and cash equivalents	228,196	32,778	260,684
Current assets	1,632,388	234,477	1,772,771

Total assets	2,901,051	416,709	2,502,912

Equity
Share capital	268	38	268
Share premium	134,583	19,332	134,583
Contributed capital	251,034	36,059	251,034
Reserves	387,644	55,682	360,914
Retained earnings	1,081,446	155,340	905,009

Total Hailiang Education Group Inc. shareholders' equity	1,854,975	266,451	1,651,808
Non-controlling interests	8,274	1,188	37,439
Total equity	1,863,249	267,639	1,689,247

Liabilities
Contract liabilities	2,439	350	2,579
Deferred tax liabilities	4,710	677	4,691
Lease liabilities	16,285	2,339	-
Non-current liabilities	23,434	3,366	7,270

Trade and other payables due to third parties	161,009	23,126	218,122
Other payables due to related parties	99,728	14,325	134,745
Contract liabilities	713,136	102,436	398,951
Income tax payable	38,920	5,591	54,577
Lease liabilities	1,575	226	-
Current liabilities	1,014,368	145,704	806,395

Total liabilities	1,037,802	149,070	813,665

Total equity and liabilities	2,901,051	416,709	2,502,912

The foreign exchange of RMB into US$ has been made at RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019 as set forth in the H.10 Statistical Release of the Federal Reserve Board.